SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

22 June 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date  22 June 2007

* Print the name and title of the signing officer under his signature.

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 15 June 2007

ANZ appoints Alex Thursby from Standard Chartered to
lead new Asia-Pacific Division

ANZ today announced the appointment of Mr Alex Thursby to the new role of Group Managing Director Asia-Pacific, reporting to Chief Executive Officer Mr John McFarlane.

The new role will consolidate all ANZ’s Asia Pacific businesses and lead the Group’s strategic expansion in Asia reflecting the growing importance of the Asia Pacific region to ANZ.

Mr Thursby is currently Senior Managing Director and Group Head of Corporate and Institutional Client Relationships, Wholesale Banking at Standard Chartered Bank in Singapore.  Alex joins ANZ after 21 years with Standard Chartered Bank in senior wholesale banking roles in Hong Kong, London, Indonesia, Singapore and the UAE.  Alex, who is British by birth, completed his secondary and tertiary education in Australia.

Commenting on the appointment, Mr McFarlane said: “Attracting a person of Alex’s standing to ANZ underlines the importance we place on growth in Asia Pacific and in our future in the region.  I know Alex well, and have worked with him in the past.”

Mr Thursby’s appointment follows the significant growth in ANZ’s Asian partnerships over the last 18 months under the leadership of Senior Managing Director Bob Edgar.

“Alex’s appointment is the logical next step to advance our Asian expansion - to reflect the size and potential of our Asian businesses, to produce value from the growing number of partnerships and better connect them with our Asian country offices, and to build on our dominant position in the Pacific.

“Bob has done an outstanding job in developing our agenda in Asia.  Alex’s appointment frees Bob up to focus on group strategic matters and to allocate more time to representing the Group on wealth management, and our subsidiary and partnership Boards in Australia, New Zealand and Asia,” Mr McFarlane said.

Mr Thursby will join ANZ in the coming months.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel:  03-92736955 or 0409-655 550

Email:  paul.edwards@anz.com